MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

April 9, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:         CRM Mutual Fund Trust (File No. 333-230321)

Form N-14 Proxy Statement/Registration Statement

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Samantha Brutlag and Mr. Jeffrey Long of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding the Proxy Statement/Registration Statement (the “Registration Statement”) on Form N-14 filed by CRM Mutual Fund Trust (the “Registrant”) with respect to the reorganization of CRM Large Cap Opportunity Fund (the “Acquired Fund”), a series of the Registrant, with CRM All Cap Value Fund (the “Acquiring Fund”), a series of the Registrant (the “Reorganization”). Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff requested that the Registrant revise the discussions on pages 3, 5, 10 and 26 regarding expense waiver arrangements for the combined fund to address the term of such arrangements.

	Response:	The Registrant will revise the discussions on pages 3, 5, 10 and 26 regarding expense waiver arrangements for the combined fund to include a statement that, assuming the Reorganization occurs, such arrangements will be in effect until November 1, 2020.

2.	Comment:	The Staff requested that the Registrant revise the discussion on page 9 comparing each fund’s portfolio management team to clarify which portfolio management team will be responsible for the day-to-day management of the combined fund following the completion of the Reorganization.

	Response:	The Registrant will revise the discussion on page 9 comparing each fund’s portfolio management team to clarify that the portfolio management team of the

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Acquiring Fund will be responsible for the day-to-day management of the combined fund following the completion of the Reorganization.

3.	Comment:	The Staff requested that the Registrant revise the discussion on page 18 comparing each fund’s principal risks to clarify the extent to which such risks are common to the funds and to identify any risks that only apply to one of the Funds.

	Response:	The Registrant will revise the discussion on page 18 comparing each fund’s principal risks to clarify that all of the identified risks are common to the Acquired Fund and the Acquiring Fund except for the risk factor titled “Risks of Small and Mid Cap Companies,” which is not a principal risk of the Acquired Fund.

4.	Comment:	The Staff noted a typographical error on the facing page of the Registration Statement regarding the title of securities being registered and requested that the reference be corrected in a post-effective amendment to the Registration Statement.

	Response:	As discussed, the Registrant will correct the typographical error on the facing page of the Registration Statement regarding the title of securities being registered in a post-effective amendment to the Registration Statement.

5.	Comment:	The Staff requested that the Registrant provide an analysis of the factors considered in determining that the Acquiring Fund should be the performance survivor of the Reorganization, in accordance with the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)).

	Response:	An analysis of the factors considered in determining the performance survivor of the Reorganization is attached as Exhibit A.

6.	Comment:	The Staff requested that, if correct, the Registrant add disclosure to clarify that because of expense limit arrangements, the funds’ net expenses are not expected to increase as a result of the payment of any Reorganization costs.

	Response:	The Registrant will add disclosure to clarify that because of expense limit arrangements, the funds’ net expenses are not expected to increase as a result of the payment of any Reorganization costs.

7.	Comment:	The Staff requested that the Registrant confirm that the Fee Table reflects each fund’s current fees and expenses.

	Response:	The Registrant confirms that the Fee Table reflects each fund’s current fees and expenses.

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8.	Comment:	The Staff requested that the Registrant explain in its response why the pro forma Other Miscellaneous Expenses of the combined fund are anticipated to be less than the Other Miscellaneous Expenses of each of the Acquired Fund and the Acquiring Fund.

	Response:	The Registrant notes that each fund’s Other Miscellaneous Expenses line item primarily reflects fixed expenses. The Registrant notes that such fixed expenses will be spread across a larger asset base as a result of the Reorganization, and duplicate expenses will be eliminated. Accordingly, the pro forma Other Miscellaneous Expenses of the combined fund are anticipated to be less than the Other Miscellaneous Expenses of each of the Acquired Fund and the Acquiring Fund.

Please call the undersigned at (617) 951-8458 or Lea Anne Copenhefer at (617) 951-8515 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:      Steven A. Yadegari, Esq.

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Exhibit A

The Staff stated in the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994) that in determining the performance survivor of a reorganization, the funds should compare the attributes of the participating funds to determine which fund the combined fund most closely resembles. The no-action letter states that, “among other factors, funds should compare the various funds’ investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.” The factors listed in the North American Security Trust no-action letter are also set forth in the AICPA Accounting and Audit Guide for Investment Companies (the “AICPA Guide”), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and, asset size. Following is a performance survivor analysis for the reorganization using the factors identified in the North American Security Trust no-action letter and the AICPA Guide.

The Registrant believes that the most useful factors to consider in the performance survivor analysis are the factors related to portfolio management (i.e., portfolio management team, portfolio composition and investment objectives, policies and restrictions), because these factors provide the best indication as to which participating fund the combined fund will most closely resemble. As discussed below, the Acquiring Fund is the proposed performance survivor in the reorganization because it is the fund whose investment approach and portfolio management team will be retained by the combined fund, and whose portfolio securities will be most closely aligned with the combined fund’s portfolio securities following the completion of the reorganization.

A.  Portfolio Management

Acquired Fund: Cramer Rosenthal McGlynn, LLC (“CRM”) serves as the Acquired Fund’s investment adviser. Robert Maina and Madeleine “Mimi” B. Morris jointly lead the team responsible for the day-to-day management of the Acquired Fund. The Fund is advised by CRM using a value-oriented investment philosophy. The Acquired Fund compares its performance to the Russell 1000 Value Index.

Acquiring Fund: CRM serves as the Acquiring Fund’s investment adviser. Jay B. Abramson and Robert Maina jointly lead the team responsible for the day-to-day management of the Acquiring Fund. The Fund is advised by CRM using a value-oriented investment philosophy. The Acquiring Fund compares its performance to the Russell 3000 Value Index.

Combined Fund: CRM will serve as the combined fund’s investment adviser, using a value-oriented investment philosophy. The Acquiring Fund’s portfolio management team will be responsible for the day-to-day management of the combined fund. Like the Acquiring Fund, the combined fund will compare its performance to the Russell 3000 Value Index.

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Conclusion: The combined fund will have the same investment adviser as both the Acquired Fund and the Acquiring Fund. However, the Acquiring Fund’s portfolio management team will be responsible for the day-to-day management of the combined fund, and the Acquiring Fund and will compare its performance to the Acquiring Fund’s benchmark index. Accordingly, on balance this factor favors the Acquiring Fund as the performance survivor.

B.  Portfolio Composition

Each fund invests the major portion of its assets in equity and equity related securities of U.S. and non-U.S. companies that are publicly traded on a U.S. securities market. As discussed above, the Acquired Fund invests at least 80% of its assets in large cap companies whereas the Acquiring Fund may invest in companies of any market capitalization. As of December 31, 2018, the funds held in common 28 of the 33 securities held by the Acquired Fund (73% of the Acquired Fund’s net assets) and of the 39 securities held by the Acquiring Fund (73% of the Acquiring Fund’s net assets). None of the securities held by the Acquired Fund are expected to be sold in connection with the reorganization. Accordingly, the portfolio composition of the combined fund is expected to be similar to the portfolio composition of each of the Acquired Fund and the Acquiring Fund. However, as discussed above, the combined fund will have the same investment objective, investment policies and restrictions as the Acquiring Fund. Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of the Acquiring Fund.

Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of the Acquiring Fund. Accordingly, this factor favors the Acquiring Fund as the performance survivor.

C.  Investment Objectives, Policies and Restrictions

Investment Objective

Acquired Fund and Acquiring Fund: Each fund’s investment objective is long-term capital appreciation.

Combined Fund: Following the completion of the reorganization, the combined fund’s investment objective will be long-term capital appreciation.

Principal Investment Policies and Restrictions

Acquired Fund: The Acquired Fund, under normal circumstances, invests at least 80% of its assets in equity and equity related securities of U.S. and non-U.S. companies with market capitalizations at the time of initial purchase within the range of those in the Russell 1000 Value Index (“large cap companies”) that are publicly traded on a U.S. securities market.

Acquiring Fund: The Acquiring Fund, under normal circumstances, invests at least 80% of its assets in equity and equity related securities of U.S. and non-U.S. companies that

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are publicly traded on a U.S. securities market. There are no limits on the market capitalizations of the companies in which the Fund may invest.

Combined Fund: The combined fund will have the same investment policies as the Acquiring Fund, and, in particular, will invest in equity and equity related securities of U.S. and non-U.S. companies of any market capitalization that are publicly traded on a U.S. securities market.

Conclusion: Each fund has the same investment objective. However, they have different investment policies and restrictions. As noted above, the combined fund will have the same investment objective, investment policies and restrictions as the Acquiring Fund. Accordingly, this factor favors the Acquiring Fund as the performance survivor.

D.  Expense Structures and Expense Ratios

Management Fees:

•	The Acquired Fund: The Acquired Fund currently pays CRM an advisory fee at an annual rate equal to 0.55% of the Acquired Fund’s average daily net assets.

•

The Acquiring Fund: The Acquiring Fund currently pays CRM an advisory fee at an annual rate equal to 0.95% of the Acquiring Fund’s first $1 billion of average daily net assets; 0.90% of the Acquiring Fund’s next $1 billion of average daily net assets; and 0.85% of the Acquiring Fund’s average daily net assets over $2 billion.

•	Combined Fund: If shareholders approve the reorganization, the combined fund will pay CRM an advisory fee at an annual rate equal to 0.70% of the Acquired Fund’s average daily net assets.

Sales load structure and Rule 12b-1 plans:

Neither fund charges a sales load or has a Rule 12b-1 plan.

Other expenses:

Investor Shares of each fund pay a 0.25% shareholder servicing fee. The administrative service, custody, transfer agency and other non-management fees that the funds pay generally are fixed expenses that are substantially similar in structure. Accordingly, differences in the funds’ other expenses are primarily the result of differences in the funds’ net assets. Pro forma other expenses of the combined fund are anticipated to be 0.19% lower than other expenses of the Acquired Fund and 0.40% lower than other expenses of the Acquiring Fund.

Total expenses:

As indicated above, the management fee and other expenses of the combined fund are anticipated to be different from the management fee and other expenses of the Acquired Fund and the Acquiring Fund. The Registrant notes that, when combined, the total expenses of the combined fund (1.42%/1.17%) more closely resemble the total annual

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fund operating expenses of the Acquired Fund (1.46%/1.21%) than those of the Acquired Fund (2.07%/1.82%), even though the individual components are not similar.

Net	expenses:

After taking into account applicable fee waiver and expense limitations, the net annual fund operating expenses of the combined fund (1.42%/1.17%) will more closely resemble those of the Acquiring Fund (1.51%/1.26%) than those of the Acquired Fund (0.91%/0.61%).

Fund operating expenses are shown in the table below:

	CRM Large Cap Opportunity Fund	CRM All Cap Value Fund	Combined CRM All Cap Value Fund (Pro Forma)	CRM Large Cap Opportunity Fund	CRM All Cap Value Fund	Combined CRM All Cap Value Fund (Pro Forma)
	Investor Shares	Investor Shares	Investor Shares	Institutional Shares	Institutional Shares	Institutional Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.55%	0.95%	0.70%	0.55%	0.95%	0.70%
Distribution (12b-1) Fees	None	None	None	None	None	None

Other Expenses
Shareholder Servicing Fee	0.25%	0.25%	0.25%	None	None	None
Other Miscellaneous Expenses(2)	0.65%	0.86%	0.46%	0.65%	0.86%	0.46%
Total Other Expenses	0.90%	1.11%	0.71%	0.65%	0.86%	0.46%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses(3) (4)	1.46%	2.07%	1.42%	1.21%	1.82%	1.17%

Fee Waiver and Expense Reimbursement(3)	(0.55)%	(0.56)%	--	(0.55)%	(0.56)%	--
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(3) (4)	0.91%	1.51%	1.42%	0.66%	1.26%	1.17%

Conclusion: The management fee and other expenses of the combined fund will be different from the management fee and other expenses of the Acquired Fund and the Acquiring Fund. The total expenses of the combined fund will more closely resemble the other expenses and total expenses of the Acquired Fund. After taking into account applicable fee waiver and expense limitations, the net expenses of the combined fund will more closely resemble the net expenses of the Acquiring Fund. Accordingly, the expense structure and expense ratio factor does not strongly favor one fund over another in determining the performance survivor.

E.  Asset Size

Acquired Fund: As of February 28, 2019, the Acquired Fund had assets of approximately $33.3 million.

Acquiring Fund: As of February 28, 2019, the Acquiring Fund had assets of approximately $16.5 million.

Conclusion: The Registrant acknowledges that the Acquired Fund has more assets than the Acquiring Fund. However, the Staff’s guidance in the North American Security Trust no-action letter does not suggest that asset size is determinative in identifying the performance

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survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighted.

F.  Overall conclusion.

The Registrant believes that the factors discussed above indicate that the combined fund will most closely resemble the Acquiring Fund. In particular, the Registrant notes that the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of the Acquiring Fund. The combined fund will have the same portfolio management team as the Acquiring Fund. The portfolio composition of the combined fund is anticipated to most closely resemble the portfolio composition of the Acquiring Fund. The Registrant notes that the expense structure factor does not strongly favor one fund over the other as performance survivor. The Registrant believes that, on balance, the factors above favor the Acquiring Fund as the performance survivor of the reorganization.

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